# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hub Cyber Security Ltd., CIK 0001905660
CUSIP: M6000J184
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, Israel (L3), 6473403
Date of event which requires filing of this statement: 05/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002138275

## Reporting persons
- Baksh Brandon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 167,784; shared voting power 0; sole dispositive power 167,784; shared dispositive power 0; aggregate amount beneficially owned 167,784 (13.1% of the class)
  Comment: Based on the 1,282,052 ordinary shares, no par value, disclosed in Exhibit 99.1 to HUB Cyber Security Ltd.'s Form 6-K furnished with the U.S. Securities and Exchange Commission on April 20, 2026.

## Item 1. Issuer
Name of issuer: Hub Cyber Security Ltd.
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, ISRAEL, 6473403.

## Item 2. Person Filing
Name of person filing: Brandon Baksh
Address of principal business office or, if none, residence: 30 Riverside Boulevard, Apt. 20E, New York, NY 10069
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 167,784
Percent of class: 13.1%
Sole power to vote or to direct the vote: 167,784
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 167,784
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Baksh Brandon: /s/Brandon Baksh, Brandon Baksh (06/03/2026)